SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No.  )

                      Hexcel Corporation
                       (Name of Issuer)

         New Common Stock, par value $0.01 per share
              (Title of Class of Securities)

                            none
                       (CUSIP Number)

                      MICHAEL F. PRICE
               HEINE SECURITIES CORPORATION
                51 JOHN F. KENNEDY PARKWAY
                  SHORT HILLS, NJ 07078
                      (201) 912-2152
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                       September 26, 1994
          (Date of Event which Requires Filing
                    of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following page(s))

                         Page 1 of 12 pages

CUSIP No.                      13D        Page 2 of 12 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                             (a) [ ]
                                                     (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   AF, WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               (See Item 5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            (See Item 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON (See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11% (See Item 5)

14 TYPE OF REPORTING PERSON*

          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                 13D         Page 3 of 12 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                            (a) [  ]
                                                    (b) [  ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS
   2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          United States

   NUMBER OF      7  SOLE VOTING POWER
   SHARES               None (See Items 2 and 5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            None (See Items 2 and 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                 None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   None (See Items 2 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*  /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

Hexcel Corporation, a Delaware corporation (the "Issuer"), is currently a debtor in possession under chapter 11 of title 11 of the United States Code, as amended (In re Hexcel Corporation, Case No. 93-48535-T, United States Bankruptcy Court, Northern District of California). The class of equity securities to which this Statement relates is new common stock which the Issuer would issue as part of a plan of reorganization ("New Common") in its Chapter 11 case. The Issuer's principal executive offices are located at 5794 West Las Positas Boulevard, Pleasanton, California 94588-8781.

Item 2.  Identity and Background

(a-c)  This Statement is being filed by Heine Securities
Corporation ("HSC"), a Delaware corporation, whose principal and executive offices are located at 51 John F.
Kennedy Parkway, Short Hills, New Jersey 07078. HSC is an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers
Act of 1940, as amended. Mutual Series Fund Inc. ("Mutual
Series"), an investment company registered with the SEC under the Investment Company Act of 1940, as amended, is one of HSC's advisory clients. Three of the series comprising Mutual Series, Mutual Shares Fund, Mutual
Qualified Fund and Mutual Beacon Fund, will be the legal owner of the securities covered by this statement. Pursuant to investment advisory agreements with each of its advisory clients, including Mutual Series, HSC has sole investment discretion and voting authority with respect to such securities.

This Statement is also being filed by Michael F. Price.
Michael F. Price is President of HSC, in which capacity he exercises voting control and dispositive power over the securities reported herein by HSC. Mr. Price, therefore, may be deemed to have indirect beneficial ownership over such securities. Neither Mr. Price nor HSC has any interest in dividends or proceeds from the sale of such securities, owns no shares for their own account and disclaims beneficial ownership of all securities reported herein.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of HSC is set forth in Exhibit A hereto. Exhibit A also lists the names of each executive officer of Mutual Series.

(d-e) During the last five years, neither HSC nor, to the best of HSC's knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best of HSC's knowledge, each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein are to be acquired with funds of approximately $9,000,000. Under certain circumstances, as described below, Mutual Series may be required to expend up to approximately $50,000,000 depending upon the number of shares it would be required to purchase pursuant to the proposed Standby Commitment referred to below. All such funds will be provided from working capital of Mutual Series.

Item 4.  Purpose of Transaction

By letter to the Issuer's Board of Directors dated September 14, 1994, Mutual Series proposed to participate in and act as standby purchaser (the "Standby Proposal") for a rights offering to fund a plan of reorganization for the Issuer. The Issuer's Board of Directors and the Official Committee of Equity Security Holders (the "Equity Committee") in the Issuer's Chapter 11 case announced on September 26, 1994 that they had each accepted the Standby Proposal with various non-financial modifications relating to corporate governance and management of the reorganized Issuer. The Issuer and the Equity Committee also stated that the Standby Proposal will be the basis for a consensual plan of reorganization to be filed in the Issuer's Chapter 11 case.

The Standby Proposal, which is incorporated herein by reference to the copy attached as Exhibit B hereto, provides a $50 million rights offering for common stock of the Issuer priced at $4.625 a share, of which $41 million would be offered to current stockholders of the Issuer, and $9 million would be reserved for sale to Mutual Series. Non-subscribing shareholders would retain approximately 40.25% equity interest in the Issuer. If current shareholders exercised all of the rights distributed to them, they would have an approximate 89% interest in the reorganized Issuer.

The minimum number of shares of New Common which Mutual Series would acquire under the Standby Proposal would equal approximately 11% of the equity of the reorganized Issuer. Depending upon the extent to which current shareholders of the Issuer exercise their subscription rights, Mutual Series could acquire up to a maximum of approximately 59.75% of the equity in the reorganized Issuer.

The terms of the Standby Proposal are subject to final documentation. In addition, the Standby Proposal provides for certain fees. expense reimbursements, and registration rights to Mutual Series. The foregoing summary of the Standby Proposal is qualified in its entirety by reference to the full text of the Standby Proposal.

The securities covered by this Statement would be acquired by Mutual Series for the purpose of investment.

In the future, HSC may decide to have Mutual Series or its other advisory clients purchase additional shares of New Common or other securities of the Issuer. In addition, HSC may cause Mutual Series or its other advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Except as set forth above and in the Standby Agreement, neither HSC nor, to the best of HSC's knowledge, any executive officer or director of HSC or Mutual Series, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC
(and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of all shares of New Common which Mutual Series may receive pursuant to the Standby Agreement.
As described in the Standby Agreement, the exact number of shares which Mutual Series may purchase is not known at present, but such shares would represent between 11% and 59.75% of the fully diluted number of New Common outstanding. HSC would have the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of any shares of New Common which Mutual Series may purchase pursuant to the Standby Agreement. However, HSC and Mr. Price disclaim any economic interest or beneficial ownership in any shares of the New Common Stock covered by this Statement.

(c) Neither HSC, Mr. Price, any of HSC's advisory clients, nor, to the best of HSC's knowledge, any person identified in Exhibit A, beneficially owns any securities of the Issuer, or has entered into any transactions in the shares of any securities of the Issuer, including the New Common, within the past sixty days, other than the securities which are the subject of the Standby Agreement.

(d) No person other than Mutual Series has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the New Common which is the subject of the Subscription Agreement.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

Except as set forth above, neither HSC, Mutual Series, or, to the best of HSC's knowledge, any of the persons named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material To Be Filed As Exhibits

Exhibit A           Executive Officers and Directors of HSC
                    and Executive Officers of Mutual Series

Exhibit B           September 14, 1994 Letter from Mutual
                    Series Fund Inc. to Board of Directors
                    of the Issuer

Exhibit C           Joint Filing Agreement

Signatures


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 1994


/s/ Michael F. Price
President
Heine Securities Corporation


/s/ Michael F. Price

EXHIBIT A


EXECUTIVE OFFICERS AND DIRECTORS
OF HEINE SECURITIES CORPORATION



Name/Title/           Principal              Business
Citizenship           Occupation             Address

Michael F. Price      President, COO and     51 J.F.K. Pkwy
  President/COO/      Director of HSC;       Short Hills, NJ
  Director            President and          07078
  (U.S.)              Chairman of Mutual
                      Series Fund Inc.

Edward J. Bradley     CFO and Treasurer,     51 J.F.K. Pkwy
  Treasurer and       HSC and Mutual         Short Hills, NJ
  CFO                 Series Fund Inc.       07078
  (U.S.)

E. N. Cohernour       Sec'y/Gen. Counsel,    51 J.F.K. Pkwy
  Secretary           HSC and Mutual         Short Hills, NJ
  (U.S.)              Series Fund Inc.       07078




ADDITIONAL EXECUTIVE OFFICERS
OF MUTUAL SERIES FUND INC.

Peter A. Langerman    Financial Analyst,     51 J.F.K. Pkwy
  Executive Vice      HSC                    Short Hills, NJ
  President                                  07078
  (U.S.)

Lawrence Sondike      Financial Analyst,     51 J.F.K. Pkwy
  Vice President      HSC                    Short Hills, NJ
  (U.S.)                                     07078

EXHIBIT B

            [MUTUAL SERIES FUND LETTERHEAD]






                                   September 14, 1994



Board of Directors of Hexcel Corporation
5794 West Las Positas Boulevard
Pleasanton, CA  94588

Gentlemen:

     In light of Hexcel's recently announced agreement to sell its EMT business to Northrop for approximately $30 million and other recent developments, including the progress the Company has made in restructuring its operations, Mutual Series is pleased to make a revised proposal to participate in and act as standby purchaser for a rights offering to fund a plan of reorganization for Hexcel Corporation.

     The revised proposal is based on a rights offering for common stock priced at $4.625 per share. Of the total $50 million rights offering, $41 million will be offered to current stockholders and $9 million will be reserved for sale to Mutual Series. The rights are to be freely tradeable. Based on the revised terms, non-subscribing holders will retain an approximately 40.25% equity interest in Hexcel; since no warrants will be part of the rights offering, there will be no further dilution. If the stockholders exercised all of the rights distributed to them, they would have an approximate 89% interest in the reorganized company.

     A commitment fee of $500,000 would be payable to Mutual Series for advancing $50 million on the effective date of the plan, and any unused amounts will be repaid at the conclusion of the rights offering plus interest at the Federal Funds rate. In addition, there is a break-up fee of $350,000 with an overbid of $.50 per share and reimbursement of expenses. For up to five years, Mutual Series will be entitled to three demand registrations if its investment is less than $30 million, five demands if in excess of $30 million, and piggyback rights. Mutual Series' proposal is conditioned upon substantially the same conditions set forth in the form of standby commitment letter used by M.J. Whitman, L.P., as well as conditions relating to closing the Northrop transaction, the management of the reorganized debtor, expiration of any applicable H-S-R waiting period and execution of a definitive commitment agreement.

     With regard to management of the reorganized debtor, Mutual Series expects that John Lee will remain as a director and interim Chief Executive Officer of Hexcel, that a search will be commenced immediately for a new permanent Chief Executive Officer, and that Mr. Lee's long term role will be as a non-executive Chairman with responsibility for strategic planning of the Company. The board of the reorganized company will consist of nine members and be composed of three nominees of the Equity Committee, two nominees of Mutual Series, John Lee, Frank Wimer and two nominees acceptable to the Equity Committee and Mutual Series.

     Mutual Series believes its substantially improved proposal offers the maximum recovery to Hexcel's creditors and shareholders in the earliest time frame possible, and therefore hopes that it will be approved by Hexcel's Board of Directors and its Equity Committee and Creditors'
Committee. Mutual Series is prepared to execute a formal commitment agreement promptly upon such approvals. Mutual
Series' revised proposal will terminate at 5:00 p.m. on Friday, September 16, 1994 unless theretofore approved by Hexcel's Board and the Equity Committee. We look forward to hearing from you and working towards a consensual plan of reorganization with all parties in interest.

                                   Very truly yours,



                                   Michael F. Price
                                   President

MFP/nh

cc:  Mr. Wilbur Ross
     Peter Wolfson, Esq.

EXHIBIT C




JOINT FILING AGREEMENT


In accordance with Rule 13d-1(f) under the Securities
Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 27th day of September, 1994.



HEINE SECURITIES CORPORATION


By:  /s/ Michael F. Price
         President




MICHAEL F. PRICE


/s/ Michael F. Price